金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

GOLD PEAK

September 2, 2003

Securities & Exchange Co
Division of Corporate Fin
Office of International Cor
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
SC1-Return of Allotments	July 4, 2003
SC1-Return of Allotments	July 21, 2003
SC1-Return of Allotments	July 25, 2003
SC1-Return of Allotments	August 11, 2003
SC1-Return of Allotments	August 14, 2003
SC1-Return of Allotments	August 26, 2003
D2-Notification of Changes of Secretary and Directors	August 28, 2003
Announcement – Transactions Entered into by an Associated Company	August 25, 2003
Announcement of 2003/2004 First Quarter Results of GP Industries Limited	August 28, 2003

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

dlw 9/9

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓

CR

Companies Registry
公 司 註 冊 處

03 SEP -9 AM 7:21

Exemption#82-3604

Form 表格 SC COPY

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Date(s) of Allotment 分配日期 (Note 註 2)

04	07	2003	To 至			
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 602,500

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 982,350

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 266,555,033.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面値	Amount Paid and Payable on Each Share 每股已／應繳付的款額 Paid 已繳付	Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
Ordinary	625,000	0.50	1.45	Nil	0.95	593,750
Ordinary	580,000	0.50	1.17	Nil	0.67	388,600

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

04/07/2003 CC481892
CR No. : -054055-
Sh. Form : SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 **Shares Allotted for other than Cash** 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 **Ordinary**	Class 類別	Class 類別
Leung Pak Chuen Director	#18-03 Euro Asia Court 3, 7 River Valley Close, Singapore 238431	1,125,000		
Chan Yiu Kuen Transportation Supervisor	330 To Uk Tsuen, Kam Sheung Road, Kam Tin, N.T.	80,000		
	Total Shares Allotted by Class 各類股份分配總額	1,205,000		

Signed 簽名：

(Name 姓名)：(Wong Man Kit) Date 日期： July 4, 2003

~~Director 董事~~／Secretary 秘書 *

Exemption#82-3604

COPY

CR

Companies Registry
公司註冊處

03 SEP -9 [illegible] 7:21

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

1 **Company Name** 公司名稱

Gold Peak Industries (Holdings) Limited

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
21	07	2003				

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 75,000

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 100,500

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 266,630,033.50

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	150,000	0.50	1.17	Nil	0.67	100,500

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

21/07/2003 FF633846
CR No. : -054055-
Sh. Form : SC1
08 $101.00

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目 Class 類別 Ordinary	Class 類別	Class 類別
Ho Pak Nin Managing Director	20, Belleview Drive, 2/F., Repulse Bay, Hong Kong	150,000		
	Total Shares Allotted by Class 各類股份分配總額	150,000		

Signed 簽名：[signature]

(Name 姓名)：(Wong Man Kit) Date 日期： July 21, 2003

~~Director 董事~~／Secretary 秘書 *

Exemption#82-3604

CR

Companies Registry
公司註冊處

03 SEP -9 AM 7:21

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
25	07	2003	To 至			

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 50,000

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 67,000

4 Cumulative Total of Paid-up Capital (Including this Allotment) $ 266,680,033.50

累積繳足股款總額 (包括此分配)

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	100,000	0.50	1.17	Nil	0.67	67,000

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

25/07/2003 EE479441
CR No. : -054055-
Sh. Form : SC1

7

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
Lo Shok Yee Executive Secretary	Flat B, 21/F., Tower 6, Bellagio, 33 Castle Peak Road, Shum Tseng	100,000		
	Total Shares Allotted by Class 各類別股份分配總額	100,000		

Signed 簽名：

(Name 姓名)：(Wong Man Kit) Date 日期： July 25, 2003

Director 董事／Secretary 秘書 *

Exemption#82-3604

CR

Companies Registry
公司註冊處

03 SEP -9 AM 7:21

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

1 **Company Name** 公司名稱

Gold Peak Industries (Holdings) Limited

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

05	08	2003	To 至			
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 2,405,000

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 3,299,700

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 269,085,033.50

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	4,535,000	0.50	1.17	Nil	0.67	3,038,450
Ordinary	275,000	0.50	1.45	Nil	0.95	261,250

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

11/08/2003 DD499122
CR No. : -054055-
Sh. Form : SC1
$3,300.00

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 **Shares Allotted for other than Cash** 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 **Ordinary**	Class 類別	Class 類別
Wong Man Kon Accountant	Flat C, 18/F, Block 3, Villa Oceania, Ma On Shan, N.T.	280,000		
Yu Yat Cheung, Kenneth Manager	8/F, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, N.T.	160,000		
Cheung Mun Yee, Lily Personal Assistant	Flat A, 13/F, Blk 3, Cotton Tree Mansions, Whampoa Garden, Kowloon	130,000		
Ho Ka Kin Accountant	3016 Chung Yuen House, Chuk Yuen North Estate, Kowloon	90,000		
Wong Kan Chun HR Manager	Room 1111, Block C, Fire Service Quarter, Shatin, N.T.	80,000		
Lau Lin Ying, Anna Design	1115, 11/F, Block B, Telford Garden, Kowloon Bay	80,000		
Leung Kam Ling Senior Secretary	8/F, Gold Peak Building, 30 Kwai Chung Road, Kwai Chung, N.T.	60,000		
	Total Shares Allotted by Class 各類股份分配總額			

Signed 簽名：[signature]

(Name 姓名)：(Wong Man Kit) Date 日期： August 11, 2003

CONTINUATION SHEET

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目 Class 類別 **Ordinary**	Class 類別	Class 類別
Lee Ka Yin, Ricky Assistant Finance Manager	Flat 41D, Block 1, Metro City III, Tseung Kwan O, N.T., Hong Kong	50,000		
Wong Kwok Ho Assistant Accounting Manager	Room 311, Lee Hing House, Lee On Estate, Ma On Shan, N.T.	20,000		
Leung Chuen Chun Clerk	G/F, 502D Tin Sam Tsuen, Pat Heung, Yuen Long.	25,000		
Lui Lai Si Clerk	1705, Tower 5, Goodview Garden, Tuen Mun, N.T.	25,000		
Lok Wai Fong Building Manager	2608, Block F, Allway Gardens, Tsuen Wan, N.T.	50,000		
Chung Yu Yan Secretary	No.146, Chung Uk Tsuen, Tuen Mun, N.T.	20,000		
Ng Siu Kai Accountant	Flat G, 5/Fl, Tower 18, South Horizons, Apleichau, Hong Kong	50,000		
Lo Chung Wing, Victor Director	Gold Peak Building,8th Floor, 30 Kwai Wing Road, Kwai Chung, N.T., H.K.	1,500,000		
Ng Sung On, Andrew Director	12 Cooper Road, Jardine's Lookout, H.K.	1,500,000		
Wong Wai Kan Director	Gold Peak Building, 8th Floor 30 Kwai Wing Road, Kwai Chung, N.T., H.K.	650,000		
Chan Shuk Yi Accountant	Flat H, 27/F., Block 11, Yuen Wu Villa, Tuen Mun, N.T.	40,000		
	Total Shares Allotted by Class 各類股份分配總額	4,810,000		

Exemption#82-3604

CR

Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
13	08	2003				

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 330,000

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 442,200

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 269,415,033.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	660,000	0.50	1.17	Nil	0.67	442,200

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

14/08/2003 DD500093
CR No. : -054055-
Sh. Form : SC1
08 $443.00

7

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 **Ordinary**	Class 類別	Class 類別
Leung Pui Yuk, Amy Accountant	Flat A, 32/F, Block 9, Sea Crest Villa	60,000		
Tse Ching Yee, Stella PR Manager	153 Tin Hau Temple Road, 17H, Hong Kong	100,000		
Ku Yuk Hing, Richard Director	9G Begonia Mansion, Taikoo Shing, H.K.	500,000		
	Total Shares Allotted by Class 各類別股份分配總額	660,000		

Signed 簽名 :

(Name 姓名) : (Wong Man Kit) Date 日期 : August 14, 2003

Director 董事 ／Secretary 秘書 *

Exemption#82-3604

CR

Companies Registry
公 司 註 冊 處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

1 **Company Name** 公司名稱

Gold Peak Industries (Holdings) Limited

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

20	08	2003	To 至			
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 37,500

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ 54,450

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) $ 269,452,533.50
累積繳足股款總額 （包括此分配）

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	60,000	0.50	1.17	Nil	0.67	40,200
Ordinary	15,000	0.50	1.45	Nil	0.95	14,250

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

26/08/2003 DD501612
CR No. : -054055-
Sh. Form : SC1
08 $55.00

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 **Ordinary**	Class 類別	Class 類別
Lee Yan,Vikki Secretary	Rm 4005, Tower A, Serenade Cove, Tsuen Wan, N.T.	35,000		
Lee Chuen Wah Senior Product Designer	Flat A, Tien Sing Mansion Taikoo Shing Hong Kong	30,000		
Lee Lai Hing Secretary	Room 2508, Tsz Ping House Tin Tsz Estate,Tin Shui Wai N.T.	10,000		
	Total Shares Allotted by Class 各類股份分配總額	75,000		

Signed 簽名 : [signature]

(Name 姓名) : (Wong Man Kit) Date 日期 : August 26, 2003

~~Director 董事~~／Secretary 秘書 *

Exemption#82-3604

COPY

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8th Floor., Gold Peak Building,
30 Kwai Wing Road,
Kwai Chung, N.T.

For Official Use
請勿填寫本欄

收件日期 RECEIVED
28-08-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 54055

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	25 / 08 / 2003 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名:

Name／~~New Name~~ 姓名／新姓名: Lo (Surname 姓氏) Chung Wai Paul (Other names 名字)

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: 19 Kent Road, Kowloon Tong, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E207160(A)	

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

This Notification includes nil **Continuation Sheet A and** nil **Continuation Sheet B.**

本通知書包括 ______ 張續頁 **A** 及 ______ 張續頁 **B**。

Signed 簽名 : [signature]

(Name 姓名) : (Wong Man Kit) Date 日期: August 27, 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *

董事／秘書／經理／授權代表 *

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

Exemption#82-3604

03 SEP -9 AM 7:21

SCMP
Aug 26, 2003

GOLD PEAK

ANNOUNCEMENT – TRANSACTIONS ENTERED INTO BY AN ASSOCIATED COMPANY

On 25 August, 2003, GP Industries, a subsidiary of the Company, and Clipsal Industries, an associated company of the Company, both of which have their shares listed on the Singapore Stock Exchange, released announcements in Singapore that Clipsal Industries has entered into the Transactions with Schneider Electric, a substantial shareholder of the Company.

The Company is not a party to the Transactions and the Transactions do not constitute a notifiable transaction for the Company under the Listing Rules. The content of the announcements released by GP Industries and Clipsal Industries is being reproduced below pursuant to the provisions of paragraph 2(2) of Appendix 7a of the Listing Rules for information purposes only.

Terms used in this announcement shall have the same meanings as defined in the Clipsal Industries Announcement, which has been reproduced herein, unless the context otherwise requires.

On 25 August, 2003, GP Industries Limited ("GP Industries"), a 85.7% owned subsidiary of Gold Peak Industries (Holdings) Limited (the "Company" or "Gold Peak") and Clipsal Industries, a 49.3% owned associated company of GP Industries and hence an associated company of the Company, both of which have their shares listed on Singapore Exchange Securities Trading Limited (the "Singapore Stock Exchange"), released announcements today in Singapore that Clipsal Industries has entered into the Transactions with Schneider Electric, a company incorporated in France and a substantial shareholder of the Company.

The Company is not a party to the Transactions and the Transactions do not constitute a notifiable transaction for the Company under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). The content of the announcement of Clipsal Industries dated 25 August, 2003 (the "Clipsal Industries Announcement"), and effectively the announcement of GP Industries dated 25 August, 2003, is being reproduced below for the information of the shareholders of the Company pursuant to the provisions of paragraph 2(2) of Appendix 7a of the Listing Rules for information purposes only.

"STRATEGIC ALLIANCE WITH SCHNEIDER ELECTRIC SA – PROPOSED JOINT VENTURE FOR ELECTRICAL WIRING DEVICES AND INSTALLATION SYSTEMS BUSINESS IN ASIA AND DISPOSAL OF AUSTRALIAN ELECTRICAL WIRING DEVICES AND INSTALLATION SYSTEMS BUSINESS

1. INTRODUCTION

*1.1 **Asian Joint Venture and Australian Disposal.** The Board of Directors (the "**Board**") of Clipsal Industries (Holdings) Limited ("**Clipsal Industries**") is pleased to announce that Clipsal Industries has on 25 August, 2003 entered into two inter-dependent and conditional transactions with Schneider Electric SA ("**Schneider Electric**"):*

*(i) a 50-50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("**EWDIS Business**") in Asia pursuant to the terms of a conditional joint venture agreement (the "**JVA**") entered into by Clipsal Industries and Schneider Electric (the "**Asian Joint Venture**"); and*

*(ii) the sale of Clipsal Industries' entire effective 52.4 per cent. interest in the EWDIS business of Gerard Industries (No 3) Pty Ltd. ("**Gerard Industries**") in Australia (the "**Australian Disposal**"),*

*(collectively, the "**Transactions**"). Completion of the Transactions ("**Completion**") will take place following the satisfaction or, if applicable, waiver of conditions precedent.*

2. PRINCIPAL TERMS OF THE TRANSACTIONS

*2.1 **The Asian Joint Venture.** The establishment of the Asian Joint Venture will involve, inter alia, (i) the formation of a joint venture company, Clipsal Asia Holdings Limited ("**CAHL**") with an authorised share capital of US$500,000,000 and an initial issued and fully paid up capital of US$20.00, comprising 20 shares of US$1.00 each, (ii) the acquisition by each of Clipsal Industries and Schneider Electric, of 10 shares at par in CAHL, each representing a 50 per cent. interest in CAHL, (iii) pursuant to the terms of the conditional share purchase agreement entered into by Clipsal Industries with CAHL (the "**Clipsal SPA**"), the transfer by Clipsal Industries of its EWDIS Business in Asia to CAHL for US$102.7 million (the "**Clipsal Contribution**"), of which US$57.6 million will be used by Clipsal Industries to subscribe for an additional 57,599,990 shares in CAHL and the remaining US$45.1 million will be paid to Clipsal Industries in cash; and (iv) the transfer by Schneider Electric of its electrical wiring devices ("**EWD**") business in Asia for US$12.5 million and a cash injection of US$45.1 million to CAHL (the "**Schneider Contribution**") in consideration for the issue of an additional 57,599,990 shares in CAHL under the terms of a conditional share purchase agreement entered into by Schneider Electric with CAHL (the "**Schneider SPA**"). After both the Clipsal Contribution and the Schneider Contribution, CAHL will have an issued and fully paid-up capital of US$115.2 million, comprising 115,200,000 shares of US$1.00 each, and each of Clispal Industries and Schneider Electric will hold a 50 per cent. interest in CAHL.*

*2.2 **CAHL.** Pursuant to the terms of the Asian Joint Venture, Clipsal Industries has on 25 August, 2003 acquired 10 shares of US$1.00 each at par, representing 50 per cent. of the issued and paid up capital in CAHL, a company incorporated in Hong Kong on 13 August, 2003. The above acquisition of the shares in CAHL was funded through internal resources and is not expected to have any material impact on the consolidated net tangible assets and earnings per share of the Clipsal Industries group for the current financial year.*

*2.3 **The Contributions to the Asian Joint Venture.** Under the terms of the Clipsal SPA, the Clipsal Contribution to CAHL will include Clipsal Industries' EWDIS Business, which comprises the majority of its subsidiaries, a number of its associated companies, as well as other assets related to its EWDIS Business located in Asia. The Clipsal Contribution will also include the right for CAHL to use the "Clipsal" brand name and all related intellectual property in Asia. The Schneider Contribution to the Asian Joint Venture under the Schneider SPA will include Schneider Electric's EWD business in Asia, including the PDL group of companies in Singapore and Malaysia, and Schneider Electric's new EWD manufacturing facility in the People's Republic of China.*

On Completion, CAHL will be the sole and exclusive manufacturer and distributor of EWDIS products under the "Clipsal" brand name in 31 countries in Asia and, depending on the territory, either be the sole, exclusive manufacturer or a non-exclusive supplier, of all of the Schneider Electric's EWD products. The Schneider Electric's EWD products include those under the "PDL", "Square D" and "Merlin Gerin" brand names. Schneider Electric will be the exclusive supplier of industrial products to the Asian Joint Venture.

Based on the proforma accounts for the financial year ended 31 December, 2002, the Clipsal Industries group's EWDIS Business in Asia achieved a turnover of approximately S$175.2 million, and the combined turnover of Clipsal Industries' EWDIS Business and Schneider Electric's EWD Business in Asia was approximately S$187.9 million. The earnings before interest and tax margin of the combined business for the financial year ended 31 December, 2002 was approximately 4.6 per cent.

4. FINANCIAL EFFECTS

*4.1 **Assumptions.** The proforma financial effects of the transfer of Clipsal Industries' EWDIS Business to CAHL under the Asian Joint Venture and the disposal of Clipsal Industries' interest in Gerard Industries' EWDIS Business under the Australian Disposal on the earnings per share and the net tangible assets ("NTA") per share of the Clipsal Industries group presented below are purely for illustration only and do not reflect the actual future financial situation of the Clipsal Industries group after Completion.*

*4.2 **Earnings per share.** For illustration purposes only, the proforma financial effects on the consolidated earnings per share of the Clipsal Industries group for the financial year ended 31 December, 2002 and the three months ended 31 March, 2003, assuming that the Transactions had been completed on 1 January, 2002, are as follows:*

	Before Transactions		After Transactions	
	Year ended 31 December, 2002	3 months ended 31 March, 2003	Year ended 31 December, 2002	3 months ended 31 March, 2003
(i) Profit/(loss) before exceptional gain on disposal attributable to shareholders (S$'m)	8.0	(0.8)	1.7	(1.2)
Weighted average no. of shares ('000)	119,179	120,445	119,179	120,445
Basic EPS (cents)	6.7	(0.7)	1.4	(1.0)
(ii) Profit/(loss) after exceptional gain on disposal attributable to shareholders (S$'m)	8.0	(0.8)	91.7	(1.2)
Weighted average no. of shares ('000)	119,179	120,445	119,179	120,445
Basic EPS (cents)	6.7	(0.7)	76.9	(1.0)

*4.3 **NTA per share.** For illustration purposes only, the proforma financial effects on the consolidated NTA per share of the Clipsal Industries group as at 31 December, 2002 and 31 March, 2003, assuming that the Transactions had been completed on 1 January, 2002, are as follows:*

	Before Transactions As at		After Transactions As at	
	31 December, 2002	31 March, 2003	31 December, 2002	31 March, 2003
NTA (S$'m)	214.6	219.9	306.1	306.2
Number of Shares ('000)	120,390	120,493	120,390	120,493
NTA per Share (S$)	1.78	1.83	2.54	2.54

On Completion, based on the proforma consolidated balance sheet of the Clipsal Industries group as at 31 March, 2003, the Clipsal Industries group will be in a net cash position.

*4.4 **Share Capital.** The transfer of Clipsal Industries' EWDIS Business to CAHL under the Asian Joint Venture and the disposal of its interest in Gerard Industries' EWDIS Business under the Australian Disposal will not have any impact on the issued and paid-up share capital of Clipsal Industries.*

5. RATIONALE AND USE OF PROCEEDS

*5.1 **Rationale.** The global EWDIS sector is increasingly subject to intense competition, resulting from, first a global consolidation trend through which the world's larger EWDIS manufacturers are acquiring smaller operators and achieving significant economies of scale and, secondly, the entry of many small low-cost manufacturers into the market. To stay as a market leader, Clipsal Industries will need to continue investing aggressively on new technology to raise entry barriers and also on further brand building and distribution expansion. In recognition of these competitive trends, the Transactions represent a major milestone in Clipsal Industries' development. Together the Transactions represent the opportunity for Clipsal Industries to realise substantial shareholder value while also providing Clipsal Industries with the opportunity to benefit from future growth in the sector:*

Asian Joint Venture

The Asian Joint Venture provides Clipsal Industries with the opportunity to partner with Schneider Electric, one of the world's leading manufacturers of electrical power and control equipment, in countries that have experienced, and are expected to continue to experience, higher growth in the demand for EWDIS products than more mature markets.

The partners will bring complementary strengths to the Asian Joint Venture with Clipsal Industries' established EWDIS presence in the residential sector and Schneider Electric's strength in circuit breakers for the industrial sector. The Asian Joint Venture will enable both partners to benefit from an expanded regional distribution network, broader product offerings and efficiencies of scale. In addition, the Asian Joint Venture provides Clipsal Industries with a short-term partial realisation on its investment in EWDIS businesses in Asia, as well as a guaranteed exit mechanism based on pre-determined valuation criteria. With the enhanced market position of the Asian Joint Venture and the attractive growth prospects for the markets in Asia, this structure should enable Clipsal Industries to realise a higher valuation for any future sale of its interest in the Asian Joint Venture.

Republic of China.

On Completion, CAHL will be the sole and exclusive manufacturer and distributor of EWDIS products under the "Clipsal" brand name in 31 countries in Asia and, depending on the territory, either be the sole, exclusive manufacturer or a non-exclusive supplier, of all of the Schneider Electric's EWD products. The Schneider Electric's EWD products include those under the "PDL", "Square D" and "Merlin Gerin" brand names. Schneider Electric will be the exclusive supplier of industrial products to the Asian Joint Venture.

Based on the proforma accounts for the financial year ended 31 December, 2002, the Clipsal Industries group's EWDIS Business in Asia achieved a turnover of approximately S$175.2 million, and the combined turnover of Clipsal Industries' EWDIS Business and Schneider Electric's EWD Business in Asia was approximately S$187.9 million. The earnings before interest and tax margin of the combined business for the financial year ended 31 December, 2002 was approximately 4.6 per cent.

2.4 ***Clipsal Put Option and Schneider Call Option.*** *Under the terms of the JVA, Clipsal Industries has an option (the "**Clipsal Put Option**") to sell its entire 50 per cent. interest in CAHL to Schneider Electric and Schneider Electric has an option (the "**Schneider Call Option**") to acquire Clipsal Industries' entire 50 per cent. interest in CAHL. Clipsal Industries will be entitled to exercise the Clipsal Put Option at any time after the first anniversary of the Completion and Schneider Electric may exercise the Schneider Call Option during a 90 day period after 1 April, 2007 and then at any time after 1 April, 2008. In addition, each of Clipsal Industries and Schneider Electric may exercise its option at any time on the occurrence of certain events specified in the JVA, including a material breach by Schneider Electric or (as the case may be) Clipsal Industries of certain terms of the JVA, or if there is a change in control in Schneider Electric or (as the case may be) Clipsal Industries.*

2.5 ***Australian Disposal.*** *The Australian Disposal is governed by the terms of the Australian sale and purchase agreement (the "**Australian SPA**"), pursuant to which Clipsal Industries will, through its wholly-owned subsidiary Dragon Star Enterprises Ltd ("**Dragon Star**"), sell its entire effective 52.4 per cent. interest in Gerard Industries' EWDIS Business to Schneider Electric. Clipsal Industries will receive initial proceeds of A$102.8 million (equivalent to approximately S$118.2 million) from the Australian Disposal, with a further A$56.0 million (equivalent to approximately S$64.4 million) being retained for a period of four years from Completion to cover any liability that Clipsal Industries may have to warranty claims in respect of the Gerard Industries' EWDIS Business. A further amount of up to A$14.1 million (equivalent to approximately S$16.2 million) may be paid to Clipsal Industries post Completion, depending upon the resolution of tax and other issues.*

Contemporaneously, Clipsal Industries' long-standing business partners in Australia, the Gerard Family will sell their entire remaining 47.6 per cent. interest in Gerard Industries' EWDIS Business to Schneider Electric. As part of the consideration for the sale of the Gerard Family's interest, Schneider Electric will transfer its 18.4 per cent. interest in Clipsal Industries to the Gerard Family. To cover any liability that the Gerard Family may have to warranty claims in respect of the Gerard Industries EWDIS Business, the Gerard Family will charge these shares in favour of Schneider Electric for a period of up to four years from Completion.

The Gerard Industries' EWDIS Business comprises a number of Gerard Industries' subsidiaries, associated companies and assets located in Australia, New Zealand, South Africa and India. The "Clipsal" brand name and all related intellectual property will be included in the sale of the Gerard Industries' EWDIS Business. Based on the proforma results for the 12 months ended 31 December, 2002, the turnover of Gerard Industries' EWDIS Business was A$513.0 million (equivalent to approximately S$590.0 million).

Following Completion, all Gerard Industries' non-EWDIS businesses, subsidiaries, associated companies and assets will be held by Gerard Corporation Pty Ltd, a new entity incorporated in Australia, in which Clipsal Industries will hold, through Dragon Star, a 52.4 per cent interest and the Gerard Family will hold the remaining 47.6 per cent. interest.

2.6 ***Conditions Precedent.*** *The Transactions are subject to and conditional upon, inter alia, (i) the simultaneous completion of the Australian SPA, the JVA, the Clipsal SPA and the Schneider SPA, as well as certain other ancillary agreements contemplated by the Transactions, (ii) the grant of a number of regulatory approvals including, inter alia, anti-trust approvals in Australia, New Zealand and South Africa, and foreign investment commission approvals for the various EWDIS Business entities being transferred, either as part of the Clipsal Contribution or the Schneider Contribution to the Asian Joint Venture, or the Australian Disposal, and (iii) the approval of the shareholders of Clipsal Industries ("**Shareholders**").*

2.7 ***Clipsal Industries Post Asian Joint Venture and Australian Disposal.*** *Upon Completion, Clipsal Industries will have a 50 per cent. interest in the Asian Joint Venture, a 52.4 per cent. interest in Gerard Industries' non-EWDIS Business, and other interests in non-EWDIS Business held by Clipsal Industries' subsidiaries and associated companies (the "**Non-EWDIS Entities**"). The businesses of Clipsal Industries' Non-EWDIS Entities include lighting products, LED superscreens and property holdings.*

Clipsal Industries will, as soon as practicable after Completion, cause such Non-EWDIS Entities with the word "Clipsal" in their names to change their names to remove any reference to the name "Clipsal". Subject to the approval of the Shareholders, Clipsal Industries will also change its name to CIH Limited.

Upon the completion of the sale of Clipsal Industries' interest in CAHL following the exercise of either the Clipsal Put Option or the Schneider Call Option, Clipsal Industries will cease to have any direct or indirect interest in CAHL. In accordance with the terms of the JVA and the Australian SPA, Clipsal Industries will not be directly or indirectly involved in any EWDIS Business for a period of 10 years after Completion or for a period of five years after Clipsal Industries ceases to be a shareholder of CAHL, whichever is the later.

3. ***NET PROCEEDS***

3.1 ***Net Proceeds.*** *The estimated initial net cash proceeds due to Clipsal Industries for the transfer of its EWDIS Business to CAHL under the Asian Joint Venture is US$45.1 million (equivalent to approximately S$78.9 million). The initial net proceeds for the disposal of Clipsal Industries' interest in Gerard Industries' EWDIS Business to Schneider Electric under the Australian Disposal is A$102.8 million (equivalent to approximately S$118.2 million), which may be increased by a further A$14.1 million (equivalent to approximately S$16.2 million). The total initial net cash proceeds from the Transactions are therefore S$197.1 million to S$213.3 million (the "**Initial Net Proceeds**").*

The Initial Net Proceeds are expected to be received in two or more payments between end 2003 and the first quarter of 2004. The actual timing is, however, subject to (amongst other factors) the timing of Completion and the finalisation of the completion accounts.

*A further payment to Clipsal Industries of up to A$56.0 million (plus interest) (currently equivalent to approximately S$64.4 million) may be payable upon the fourth anniversary of Completion. This potential additional payment together with the Initial Net Proceeds will generate total proceeds from the Transactions of S$197.1 million to S$277.7 million (the "**Total Net Proceeds**").*

The Total Net Proceeds from the Transactions were arrived at following negotiations on a willing seller willing buyer basis taking into account, inter alia, the rationale for the Transactions, their historical earnings, growth prospects and the brand name of Clipsal Industries and its subsidiaries.

3.2 ***Asset Value.*** *Under the terms of the Clipsal SPA, the net asset value of the Clipsal Contribution to the Asian Joint Venture would be US$81.1 million (equivalent to approximately S$141.9 million) upon Completion. As at 31 December, 2002, Clipsal Industries' share of the proforma net asset value of Gerard Industries' EWDIS Business was approximately A$131.3 million (equivalent to approximately S$151.0 million).*

3.3 ***Profit.*** *Based on the proforma results for the financial year ended 31 December, 2002, the net profit attributable to Clipsal Industries' EWDIS Business in Asia was approximately S$5.0 million, and Clipsal Industries' share of the net profit attributable to Gerard Industries' EWDIS Business was approximately A$9.6 million (equivalent to approximately S$11.0 million). Upon Completion, the Clipsal Industries group would record a net gain on disposal amounting to approximately S$90.0 million.*

The Asian Joint Venture provides Clipsal Industries with the opportunity [illegible] leading manufacturers of electrical power and control equipment, in countries that have experienced, and are expected to continue to experience, higher growth in the demand for EWDIS products than more mature markets.

The partners will bring complementary strengths to the Asian Joint Venture with Clipsal Industries' established EWDIS presence in the residential sector and Schneider Electric's strength in circuit breakers for the industrial sector. The Asian Joint Venture will enable both partners to benefit from an expanded regional distribution network, broader product offerings and efficiencies of scale. In addition, the Asian Joint Venture provides Clipsal Industries with a short-term partial realisation on its investment in EWDIS businesses in Asia, as well as a guaranteed exit mechanism based on pre-determined valuation criteria. With the enhanced market position of the Asian Joint Venture and the attractive growth prospects for the markets in Asia, this structure should enable Clipsal Industries to realise a higher valuation for any future sale of its interest in the Asian Joint Venture.

Australian Disposal

The Australian Disposal will enable Clipsal Industries to realise the inherent value of its EWDIS business in the more mature and slower growing markets of Australia, New Zealand and South Africa at an attractive exit valuation.

5.2 *Use of Proceeds. The Total Net Proceeds due to Clipsal Industries pursuant to the Transactions are between S$197.1 million and S$277.7 million. The Directors are currently exploring a range of strategic options and business expansion opportunities. These could be pursued through new investments, joint ventures and/or acquisitions of related businesses and technologies. A further announcement in relation to such proposals shall be made in due course.*

Further, part of the Initial Net Proceeds, after the settlement of transaction related expenses, will be used to prepay certain of Clipsal Industries' outstanding indebtedness to banks and other financial institutions.

Pending other uses, the proceeds from the Transactions will be invested in fixed deposits with banks and other financial institutions.

6. *SHAREHOLDERS' APPROVAL*

6.1 ***Change of Name.*** *As a result of the Transactions, Schneider Electric will acquire the "Clipsal" name, and CAHL will be granted the right to use the "Clipsal" name in Asia. Contemporaneously, Clipsal Industries will be changing its name to remove the reference to "Clipsal". Approval will be sought from the shareholders to change Clipsal Industries' name to CIH Limited.*

6.2 ***Major Transaction.*** *The transfer of Clipsal Industries' EWDIS Business under the Asian Joint Venture combined with the disposal of its entire effective 52.4 per cent. interest in Gerard Industries' EWDIS Business under the Australian Disposal constitutes a major transaction as defined in Chapter 10 of the SGX-ST Listing Manual. Accordingly, the Transactions are therefore subject to the approval of the Shareholders.*

6.3 ***Chapter 9 of the SGX-ST Listing Manual.*** *As at the date of this announcement, Schneider Electric has a direct interest of 18.4 per cent., comprising of 22,325,156 ordinary shares of S$0.30 each, in the issued and paid-up capital of Clipsal Industries. Schneider Electric is technically a "controlling shareholder" of Clipsal Industries as defined in the SGX-ST Listing Manual. Under Chapter 9 of the SGX-ST Listing Manual, a controlling shareholder of a listed company is deemed to be an interested person.*

If Schneider Electric is considered to be an interested person, the Transaction would be interested person transactions for the purposes of Chapter 9.

Pursuant to the terms of the Australian SPA and upon Completion, Schneider Electric will transfer its entire 18.4 per cent. interest to the Gerard Family. In accordance with the terms of the Australian Disposal, the Gerard Family, subject to certain limited exceptions including the provision of alternative cash collateral for the benefit of Schneider Electric, has undertaken not to sell any of this 18.4 per cent interest in Clipsal Industries for a period of four years from Completion.

6.4 ***EGM.*** *A circular to Shareholders (the "**Circular**") in relation to the Transactions, together with a notice of the extraordinary general meeting to be convened, will be despatched to Shareholders in due course. In the meantime, Shareholders are advised to refrain from taking any action in relation to their shares in Clipsal Industries which may be prejudicial to their interests until they or their advisers have considered the information and the recommendations to be set out in the Circular.*

7. ***FURTHER INFORMATION***

7.1 ***Financial Adviser.*** *ING Bank N.V., Singapore Branch has been appointed financial adviser to Clipsal Industries in connection with the Transactions.*

7.2 ***Directors' Service Contracts.*** *No person is proposed to be appointed as a director of Clipsal Industries in connection with either the Asian Joint Venture or the Australian Disposal. Accordingly no service contract is proposed to be entered into between Clipsal Industries and any such person.*

7.3 ***Interests of Directors and Substantial Shareholders of Clipsal Industries.*** *Save as disclosed above, none of the Directors or substantial shareholders of Clipsal Industries has any interest, direct or indirect, in the Asian Joint Venture or the Australian Disposal or any other transaction ancillary to either the Asian Joint Venture or the Australian Disposal.*

7.4 ***Documents for Inspection.*** *Copies of (i) the Clipsal SPA; (ii) the Schneider SPA; and (iii) the Australian SPA are available for inspection during normal business hours at the registered office of Clipsal Industries at 5 Fourth Chin Bee Road, Singapore 619699, for a period of three months commencing from the date of this announcement.*

Notes:

1. *An exchange rate of US$1.00 : S$1.75 is used in this announcement*
2. *An exchange rate of A$1.00 : S$1.15 is used in this announcement*

Submitted by Mrs Evelyn Tan, Company Secretary on 25/08/2003 to the SGX"

The Company would like to advise that based on the proforma financial effects as disclosed in Clipsal Industries Announcement and assuming that the Transactions were completed on 1 April, 2002, purely for illustration purpose only, which may or may not reflect the actual future financial situation of Gold Peak group, the corresponding proforma financial effects on Gold Peak group and GP Industries group are as follows:

	Gold Peak group		GP Industries group	
	Before Transactions *Hong Kong cents*	**After Transactions** *Hong Kong cents*	**Before Transactions** *Singapore cents*	**After Transactions** *Singapore cents*
Basic earnings per share for the financial year ended 31 March, 2003				
– Before exceptional items	13.44	11.20	8.40	7.70
– After exceptional items	13.44	43.02	7.15	16.36
Net tangible assets value per share as at 31 March, 2003	176.86	209.20	75.24	85.30

Shareholders and potential investors should be aware that the Transactions are subject to certain conditions being fulfilled or waived, as applicable, and thus may or may not be completed. They are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
Wong Man Kit
Company Secretary

Hong Kong, 25 August, 2003

www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

Announcement of 2003/2004 First Quarter Results of GP Industries Limited

Pursuant to Paragraph 2(2) of the Listing Agreement, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries"), a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the first quarter ended June 30, 2003 as follows:–

	2003/2004		2002/2003	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	84,842	375,002	77,664	336,138
Cost of Sales	(69,176)	(305,758)	(64,010)	(277,042)
Gross Profit	15,666	69,244	13,654	59,096
Other Income	566	2,502	562	2,432
Operating Expenses	(15,200)	(67,184)	(13,543)	(58,615)
Operating Profit	1,032	4,562	673	2,913
Finance Costs	(1,681)	(7,430)	(2,089)	(9,042)
Share of Results of Associates	13,589	60,063	9,908	42,883
Exceptional Items	(242)	(1,070)	(204)	(883)
Profit before Taxation	12,698	56,125	8,288	35,871
Taxation	(3,321)	(14,679)	(1,868)	(8,085)
Profit after Taxation	9,377	41,446	6,420	27,786
Minority Interests	(60)	(265)	(92)	(398)
Net Profit	9,317	41,181	6,328	27,388
	S cents	*HK cents*	*S cents*	*HK cents*
Earnings per share	2.08	9.19	1.42	6.15

Note:–

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

Review of Results

GP Industries achieved good results for the quarter ended June 30, 2003. Turnover grew by 9.2% to S$84.8 million, compared to the corresponding period in the previous year. Growth in turnover was mainly from sales increase in wire harness and acoustic products. Operating profit after taxation and minority interests attributable to shareholders increased by 47.2% to S$9.3 million as compared to S$6.3 million last year. This was mainly due to the strong performance of the wire harness and GP Batteries businesses and improved results of the acoustics business.

Basic earnings per share for the period, based on the weighted average number of 448,018,002 shares (2002: 446,884,157 shares) in issue for the current financial period, amounted to 2.08 Singapore cents, compared with 1.42 Singapore cents last period.

Business Review

Electronics:

The electronics business continued to perform satisfactorily. Sales dropped marginally but profit contribution from electronics products and car audio joint venture in China grew slightly. However, profit contribution from the components associates decreased due to reduced sales.

GP Industries' sales of wire harness grew strongly due mainly to sharp increase in sales to customers in the U.S. and China. Also, Sales of LTK's cable business continued to grow but intense price competition and higher raw material costs led to reduced profit.

Sales of branded loudspeakers grew globally in spite of a weak market in Asia. Operating results of acoustic business also improved from the combined effects of sales increase and improved manufacturing efficiencies.

GP Batteries:

During the period under review, GP Batteries reported an increase of 21.1% in turnover and 61.1% in profit attributable to shareholders.

The increase in turnover was attributable to the continued increase in sales of rechargeable Lithium Ion batteries, alkaline 9-volt batteries and inclusion of turnover from Zhongyin Ningbo Battery Co. Ltd ("Ningbo Batteries"), a 75% owned subsidiary of GP Batteries since November 2002. Sales of Lithium Ion batteries increased substantially as compared to the same period last year, when the GP Batteries just started its commercial production.

Gross profit also increased by 41.5%, compared to the 21.1% increase in turnover. This was mainly due to steady selling prices, contribution from Ningbo Batteries and continued cost reduction through operational rationalization.

Clipsal Industries:

During its first quarter ended March 31, 2003, Clipsal Industries registered a decrease in turnover by 8.4% and reported a loss of about S$0.8 million. The January to March period is typically the slowest period of the year due to the long holidays in the region and the cold winter months in China. The war in Iraq has also added further pressure to the already competitive business environment in Asia. However, overall gross profit margin improved marginally through its continuous improvement programs. Clipsal Industries also continued to invest in advertising and promotional activities to strengthen its market position, as well as to introduce major new product ranges such as the high-tech ULTI radio frequency controlled series of wiring accessories, intelligent building systems and data communication products.

Prospects

After the Middle East conflict ended, business sentiment in GP Industries' export markets have become more positive. Despite keen price competition, the electronics business and GP Batteries are expected to continue their growth. The outlook for automotive wire harness and acoustic businesses remains optimistic.

GP Industries will continue to expand its distribution network and promote its brands. The scheduled commissioning of the new electronics factory in Huizhou in late 2003 will further enhance the capacity and efficiency of the electronic and acoustic businesses.

On August 25, 2003, Clipsal Industries entered into agreements with Schneider Electric SA ("Schneider") to form a joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia, and simultaneously sell to Schneider the Clipsal Industries' entire interest in the EWDIS business held under its associated company, Gerard Industries (No 3) Pty Ltd, in Australia. Details of these transactions were disclosed in a separate announcement released on August 25, 2003.

By Order of the Board
Wong Man Kit
Company Secretary